Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$97,613	$107,495	$88,169	$108,601	$156,379
Fixed charges	15,755	33,344	39,779	41,657	56,656
Amortization of capitalized interest	465	471	462	463	465
Distributed income of equity investees	—	—	—	—	3,300
Capitalized interest	(764)	(231)	(102)	(426)	(817)

Total earnings	$113,069	$141,079	$128,308	$150,295	$215,983

FIXED CHARGES:
Interest expense	$14,606	$22,907	$36,597	$37,893	$52,554
Capitalized interest	764	231	102	426	817
Debt expense amortization	253	9,950	2,830	3,056	2,871
Rent expense representative of interest factor	132	256	250	282	414

Total fixed charges	$15,755	$33,344	$39,779	$41,657	$56,656

Ratio of earnings to fixed charges	7.2	4.2	3.2	3.6	3.8

*	Excludes equity investment income and minority interest expense.